Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated September 28, 2023 with respect to the consolidated balance sheet of The Glimpse Group, Inc. (the “Company”) as of June 30, 2023 and the related consolidated statement of operations, consolidated statement of stockholders’ equity (deficit), and consolidated statement of cash flows for the year then ended, which appears in this Annual Report on Form 10-K of the Company for the year ended June 30, 2024. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern.

/s/ Hoberman & Lesser CPA’s, LLP

New York, NY

September 30, 2024